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                                                           EXHIBIT (a)(1)(xviii)

CNET Networks' offer enabling eligible employees to exchange their outstanding stock option grants having an exercise price greater than $12 expired at 8:59 p.m. Pacific Time on July 26, 2002. All eligible options that were properly submitted for exchange were accepted by the company and cancelled effective July 27, 2002.

Employees whose options were accepted for exchange will receive a rights letter confirming the options surrendered for exchange and indicating the number of shares that are expected to be covered by the new option grant. The rights letter will be sent to your workplace by company mail in the upcoming weeks. You should allow four weeks for receipt of the rights letter before inquiring about a missing letter.

Subject to the offer, CNET Networks expects to grant the new options at a price equal to the fair market value of CNET Networks common stock on a date that is within 30 days of January 28, 2003.

If you have any questions, please contact Julie Hata, Benefits Manager in San Francisco, or Karen Greenstein, Assistant General Counsel in New York.